UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 6, 2011

Reed Elsevier PLC ———————————————————————————————————
(Translation of registrant’s name into English)

1-3 Strand London WC2N 5JR
——————————————————————————————————— (Address of principal executive office)

Reed Elsevier NV ———————————————————————————————————
(Translation of registrant’s name into English)

Radarweg 29 1043 NX Amsterdam PO Box 470 1000 AL Amsterdam
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Attached hereto as Exhibit 99.1 is a notice of full redemption to holders of
Reed Elsevier Capital Inc.'s 4.625% Senior Notes due 2012 fully and unconditionally guaranteed by Reed Elsevier PLC and Reed Elsevier NV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reed Elsevier PLC

Date: 6 December 2011	By:	H. A. Udow
	Name:	H. A. Udow
	Title:	Company Secretary

Reed Elsevier NV

Date: 6 December 2011	By:	J. van der Woude
	Name:	J. van der Woude
	Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Notice of Full Redemption to Holders of 4 625% Senior Notes due 2012